Exhibit 99.2

Management’s Discussion and Analysis
of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated financial statements, including the notes thereto, as of and for the three and nine month periods ended September 30, 2017 and 2016 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and unaudited condensed consolidated financial statements, and the notes thereto, that appear in our prospectus (our “Final Prospectus”) relating to our Registration Statement on Form F-1, as amended (Registration No. 333-220962) (our “Registration Statement”), filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the U.S. Securities Act of 1933, as amended.

The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros. We have made rounding adjustments to some of the figures included in this discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Risk factors” in the Final Prospectus. In connection with our initial public offering in the fourth quarter of 2017, we executed a corporate reorganization whereby InflaRx N.V., a Dutch public company with limited liability, became the holding company for InflaRx GmbH, a German limited liability company, which was previously our parent company and remains our principal operating company. In the initial step of the corporate reorganization, the existing preferred and common shareholders of InflaRx GmbH became a party to a notarial deed of issue pursuant to which they subscribed for 16,743,972 new common shares of Fireman B.V., a newly incorporated Dutch private company with limited liability, and agreed to contribute and transfer their shares in InflaRx GmbH to Fireman B.V. in consideration therefor. Upon consummation of the contribution and transfer, Fireman B.V. became the sole shareholder of InflaRx GmbH. In the final step of the corporate reorganization, the legal form of Fireman B.V. was converted from a Dutch private company with limited liability to a Dutch public company with limited liability. The conversion resulted in a name change from Fireman B.V. to InflaRx N.V. In conjunction with the corporate reorganization, the outstanding option awards exercisable for common shares of InflaRx GmbH, including those granted under the Stock Option Plan 2016 Terms and Conditions, were exchanged for awards exercisable for common shares of InflaRx N.V. The shares of InflaRx GmbH were exchanged on a one-to-84 basis. The conversion of outstanding option awards into awards exercisable for common shares of InflaRx N.V. also occurred on a one-to-84 basis.

Unless otherwise indicated or the context otherwise requires, all references to “InflaRx” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to InflaRx GmbH prior to the completion of our corporate reorganization, and to InflaRx N.V. and its subsidiary InflaRx GmbH as of the completion of our corporate reorganization and thereafter. See “Corporate Reorganization” in the Final Prospectus.

As the periods to which this discussion relates were completed prior to the corporate reorganization described above, the discussion relates solely to the financial condition and results of operations of InflaRx GmbH, other than as explicitly referenced.

Overview

We are a clinical-stage biopharmaceutical company focused on applying our proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of the complement activation factor known as C5a. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. Our lead product candidate, IFX-1, is a novel intravenously delivered first-in-class anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical settings. We are developing IFX-1 for the treatment of HS, a chronic debilitating systemic inflammatory skin disease, for which we plan to initiate a Phase IIb clinical trial in the first quarter of 2018. Beyond HS, we intend to develop IFX-1 and other proprietary antibodies to address a wide array of complement-mediated diseases with significant unmet needs, including AAV, a rare, life-threatening autoimmune disease.

Since our inception in December 2007, we have devoted substantially all of our resources to establishing our company, raising capital, developing our proprietary anti-C5a technology, identifying and testing potential product candidates and conducting clinical trials of our lead product candidate, IFX-1. To date, we have not generated any product revenue and have financed our operations primarily through the private placement of our securities and other income from various grants. As of September 30, 2017, we had raised an aggregate of €48.5 million, comprised of €47.3 million gross proceeds from private placements of our securities and €1.2 million in payments in connection with various grants. As of September 30, 2017, we had cash and cash equivalents of €22.1 million.

As of September 30, 2017, we had an accumulated deficit of €39.6 million (€22.7 million as of September 30, 2016). We have incurred significant losses in every year since our inception and expect to continue to incur increasing losses for the foreseeable future. Our losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly if, and as we:

•	conduct a Phase IIb clinical trial of IFX-1 in HS;

•	continue to advance our lead product candidate, IFX-1, through additional clinical development, including by conducting a Phase II clinical trial of IFX-1 in AAV;

•	initiate and continue our current research programs and development activities, including development of IFX-2;

•	seek to identify additional research programs and additional product candidates;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as clinical quality control and scientific personnel; and

•	incur additional costs associated with operating as a public company, including expanding our operational, finance and management teams.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which we expect will take a number of years and is subject to significant uncertainty. If we obtain regulatory approval for any product candidate, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to further fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed, would have a negative impact on our financial condition and our ability to develop IFX-1 or any additional product candidates.

Recent Developments

On November 10, 2017, we completed our initial public offering of common shares pursuant to our Registration Statement that was declared effective on November 7, 2017. Under the Registration Statement, we sold an aggregate of 6,667,000 common shares. All of these common shares were sold at a price to the public of $15.00 per share. In connection with the initial public offering, we also granted to the underwriters for the offering an option to purchase up to an additional 1,000,050 common shares to cover over-allotments. On December 1, 2017, the underwriters partially exercised such option to purchase 401,128 common shares, which sale settled on December 6, 2017. Our common shares are listed on the NASDAQ Global Select Market under the symbol “IFRX.” In connection with the initial public offering, we consummated the corporate reorganization described above.

Research and Development Expenses

Research and development expenses have consisted principally of:

•	employee-related expenses, including salaries, benefits and stock-based compensation expense based upon employees’ role within the organization;

•	professional fees for lawyers related to the protection and maintenance of our intellectual property; and

•	expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, consultants and independent contractors that conduct research and development, preclinical and clinical activities on our behalf.

We expect that our total research and development expenses in 2017 will be significantly higher compared to our expenses in 2015 and 2016. Such increased research and development expenses primarily relate to the following key programs:

•	IFX-1. In 2017, we completed enrollment and dosing in our Phase IIa clinical trial of IFX-1 in patients with HS. We expect our expenses associated with IFX-1 will further increase as we prepare to commence a Phase IIb clinical trial of IFX-1 in patients with HS and a Phase II clinical trial in patients with AAV. We anticipate that our research and development expenses will increase substantially in connection with the commencement of these and any additional clinical trials. In addition, we are also incurring expenses related to the manufacturing of clinical trial material and investigating commercial scale production options.

•	IFX-2. We are continuing preclinical development of IFX-2, expenses for which mainly consist of salaries, costs for preclinical testing conducted by CROs and costs for the production of preclinical material.

•	Other development programs. Our other research and development expenses relate to our preclinical studies of other product candidates and discovery activities, expenses for which mainly consist of salaries, costs for production of preclinical compounds and costs paid to CROs.

In 2015 and 2016, we incurred research and development expenses of €3.5 million and €5.3 million, respectively. For the three months ended September 30, 2017 and 2016, we incurred research and development expenses of €2.6 million and €1.1 million, respectively. For the nine months ended September 30, 2017 and 2016, we incurred research and development expenses of €8.1 million and €2.5 million. The principal driver of the increase in our research and development expenses was primarily due to clinical development and manufacturing of IFX-1. Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of clinical trial initiation and potential enrollment. Research and development expenses are expected to increase as we advance the clinical development of IFX-1 and IFX-2 and further advance the research and development of our preclinical product candidates.

We expense research and development costs as incurred. We recognize costs development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. Research and development activities are central to our business model. We expect research and development costs to increase significantly for the foreseeable future as our current development programs progress and new programs are added.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, any of our product candidates.

For a discussion of our other key financial statement line items, please see “Management’s discussion and analysis of financial condition and results of operations—Financial operations overview” in the Final Prospectus.

Results of Operations

The numbers below have been derived from our consolidated financial statements included elsewhere herein. The discussion below should be read along with these consolidated financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Three Months Ended September 30, 2016 and 2017

	Three Months Ended September 30,
	2016	2017	Change
	(in thousands of €)
Other income and expenses (net)	54	81	27
Research and development expenses	(1,059)	(2,606)	(1,547)
General and administrative expenses	(528)	(691)	(163)
Loss before interest and income taxes	(1,533)	(3,216)	(1,683)
Finance income	0	0	0
Finance costs	(623)	(841)	(218)
Loss before tax	(2,156)	(4,057)	(1,901)
Income tax expense	—	—
Loss for the period	(2,156)	(4,057)	(1,901)
Foreign currency translation differences	0	2	2
Total comprehensive loss attributable to owners of the Company	(2,156)	(4,055)	(1,899)

Research and Development Expenses

	Three Months Ended September 30,
	2016	2017	Change
	(in thousands of €)
Third party expenses	841	1,669	828
Personnel expenses	182	737	555
Other expenses	36	200	164
Total Research and development expenses	1,059	2,606	1,547

We use our employee and infrastructure resources across multiple research and development programs directed toward developing IFX-1 and IFX-2. We manage certain activities such as contract research and manufacturing of IFX-1 and our discovery programs through our third-party vendors. We did not track the costs of these activities on a program-by-program basis until 2017.

Research and development expenses incurred for the three months ended September 2017 increased over the corresponding period in 2016 by €1.5 million. This increase is primarily attributable to a €0.8 million increase in CRO and CMO expenses associated with preclinical studies and clinical trials conducted for IFX-1 as well as a €0.6 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash stock-based compensation, principally from equity award grants under our Stock Option Plan 2016.

General and Administrative Expenses

	Three Months Ended September 30,
	2016	2017	Change
	(in thousands of €)
General and administrative expense:
Personnel expenses	214	503	289
Legal, consulting and audit fees	211	99	(112)
Other expenses	103	89	(14)

Total	528	691	163

General and administrative expenses increased by €0.2 million to €0.7 million for the three months ended September 30, 2017, from €0.5 million for the three months ended September 30, 2016. This increase is primarily attributable to a €0.3 million increase in employee-related costs associated with salaries, bonus, benefits and non-

cash stock-based compensation, principally from equity award grants under our Stock Option Plan 2016. This increase is partially offset by a decrease of legal, consulting and audit fees of €0.1 million.

Finance Costs – Net

Finance costs increased by €0.2 million to €0.7 million for the three months ended September 30, 2017, from €0.5 million for the three months ended September 2016. Such increase is mainly attributable to interest expense recognized on our outstanding Series C preferred shares.

Comparison of the Nine Months Ended September 30, 2016 and 2017

	Nine Months Ended September 30,
	2016	2017	Change
	(in thousands of €)
Other income and expenses (net)	139	111	(28)
Research and development expenses	(2,476)	(8,108)	(5,632)
General and administrative expenses	(1,052)	(2,037)	(985)
Loss before interest and income taxes	(3,389)	(10,034)	(6,645)
Finance income	0	0	0
Finance costs	(1,189)	(2,496)	(1,307)
Loss before tax	(4,578)	(12,530)	(7,952)
Income tax expense	—	—	—
Loss for the period	(4,578)	(12,530)	(7,952)
Foreign currency translation differences	0	0	0
Total comprehensive loss attributable to owners of the Company	(4,578)	(12,530)	(7,952)

Research and Development Expenses

	Nine Months Ended September 30,
	2016	2017	Change
	(in thousands of €)
Third party expenses	1,679	5,155	3,476
Personnel expenses	641	2,379	1,738
Other expenses	156	574	418
Total Research and development expenses	2,476	8,108	5,632

Research and development expenses for the nine months ended September 30, 2017 increased over the corresponding period in 2016 by €5.6 million. This increase is primarily attributable to a €3.5 million increase in CRO and CMO expenses associated with preclinical studies and the Phase IIa clinical trial for IFX-1, a €1.7 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash stock-based compensation, principally from equity award grants under the Stock Option Plan 2016, and a €0.4 million increase in clinical and regulatory consulting expenses.

General and Administrative Expenses

	Nine Months Ended September 30,
	2016	2017	Change
	(in thousands of €)
General and administrative expense:
Personnel expenses	572	1,380	808
Legal, consulting and audit fees	254	367	113
Other expenses	226	290	64

Total	1,052	2,037	985

General and administrative expenses increased by €1.0 million to €2.0 million for the nine months ended September 30, 2017, from €1.1 million for the nine months ended September 30, 2016. This increase is primarily attributable to a €0.8 million increase in employee-related costs associated with salaries, bonus, benefits and non-cash stock-based compensation, principally from equity award grants under the Stock Option Plan 2016, and to a €0.1 million increase in legal, consulting and audit fees.

Finance Costs – Net

Finance costs increased by €1.3 million to €2.5 million for the nine months ended September 30, 2017, from €1.2 million for the nine months ended September 2016. Such increase is mainly attributable to interest expense recognized on our outstanding Series C preferred shares.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the nine months ended September 30, 2017, we incurred a net loss of €12.5 million. To date, we have financed our operations primarily through the sale of our securities. As of September 30, 2017, we had cash and cash equivalents of €22.1 million.

Our cash and cash equivalents primarily consist of bank deposit accounts and a money market investment fund.

Cash Flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2016 and 2017:

	Nine Months Ended September 30,
	2016	2017
	(in thousands of €)
Cash used in operating activities	(3,163)	(8,425)
Net cash used in investing activities	(8)	(106)
Net cash from financing activities	30,898	1,500
Cash and cash equivalents at the beginning of the period	3,302	29,117
Exchange gains on cash and cash equivalents	0	0
Cash and cash equivalents at the end of the period	31,029	22,086

Net Cash Used in Operating Activities

The use of cash in all periods resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased from €3.2 million in the nine months ended September 30, 2016 to €8.4 million in the nine months ended September 30, 2017 mainly due to the increase of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 and our own personnel expenses.

Net Cash Used in Investing Activities

Net cash used for investing activities increased by €0.1 million in the nine months ended September 30, 2017 due to investments in software and office equipment.

Net Cash Provided by Financing Activities

Net cash generated from financing activities decreased by €29.4 million to €1.5 million in the nine months ended September 30, 2017, compared to €30.9 million in the nine months ended September 30, 2016, when cash contributions from the sale of the Series C preferred shares were received.

Funding Requirements

We expect our expenses to increase in connection with our ongoing activities, particularly as we conduct Phase II clinical trials of IFX-1 in patients with HS and AAV, continue preclinical development of IFX-2, initiate new research and preclinical development efforts and seek marketing approval for any product candidates that we successfully develop and receive approval for. If the planned Phase IIb of HS is successful, we plan to commence a Phase III program of IFX-1 in HS and currently anticipate that the cost of such program could be in the range of €40 to €50 million. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Subsequent to the end of the third quarter, we completed our initial public offering of common shares and listing of such common shares on the NASDAQ Global Select Market. In this offering, we raised an aggregate of $93 million in net proceeds. As such, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months.

Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, royalty-based financings, future collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include voting or other rights that adversely affect your rights as a common shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through additional collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

For more information as to the risks associated with our future funding needs, see “Risk factors” in the Final Prospectus.

Off-Balance Sheet Arrangements

As of September 30, 2017, and during the periods presented, we did not have any off-balance sheet arrangements other as described under “Management’s discussion and analysis of financial condition and results of operations—Off-balance sheet arrangements” in the Final Prospectus.

Contractual Obligations and Commitments

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, contractual obligations and commitments other than as described under “Management’s discussion and analysis of financial condition and results of operations—Contractual obligations and commitments” in the Final Prospectus.

Quantitative and Qualitative Disclosures about Market Risk

During the nine months ended September 30, 2017, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s discussion and analysis of financial condition and results of operations–Quantitative and qualitative disclosures about market risk” in the Final Prospectus.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s discussion and analysis of financial condition and results of operations—Critical judgments and accounting estimates” in the Final Prospectus.

JOBS Act Exemptions

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk factors” in the Final Prospectus. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of September 30, 2017, our accumulated deficit was €39.6 million;

•	the timing of any submission of filings for regulatory approval of IFX-1 or any other product candidate, and the timing of and our ability to obtain and maintain regulatory approval of IFX-1 for any indication;

•	the chance our clinical trials may be delayed or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on sponsors of, and clinical investigators in, trials of our product candidates, contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of IFX-1 and our other product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of IFX-1, which is still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether the clinical development steps up to commercialization will gain regulatory approval;

•	our ability to leverage our proprietary anti-C5a technology to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if approved, in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	our ability to comply with enacted and future legislation in seeking marketing approval and commercialization;

•	our expectations regarding the size of the patient populations for, market opportunity for and clinical utility of IFX-1 or any other product candidates, if approved for commercial use;

•	our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers for our planned future clinical trials;

•	our competitive position and the development of and projections relating to our competitors in the development of C5a inhibitors or our industry;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk factors” in the Final Prospectus.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events except as required by law.